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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               USABancShares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   917289 10-0
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                         Attn: Stephen T. Burdumy, Esq.
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                   Page 1 of 6



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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Kenneth L. Tepper
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
               PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
               United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       158,878
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       158,878
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             158,878*(1)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                18.4*(1)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's class of Common Stock. It does not take into account 10,000 shares of Class B Common Stock (representing all of the currently issued and outstanding Class B Common Stock of the Issuer) owned by the Reporting Person and which has been previously reported by the Reporting Person on his Schedule 13G filed with the Commission on or about February 3, 1997. See Item 4 hereof for further information with respect to ownership of such Class B Common Stock, which information has been voluntarily disclosed in order provide full disclosure of the Reporting Person's holdings in the Issuer's securities.



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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page 3 of 6 Pages
_______________________________________________________________________________

                                  SCHEDULE 13D


         This statement (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock") of USABancShares, Inc., a Pennsylvania corporation (the "Issuer"). This Statement constitutes an amendment to the
Schedule 13G of Kenneth L. Tepper previously filed with the Commission on or about February 3, 1997 (the "Previous Statement"). In the Previous Statement, Mr. Tepper reported his beneficial ownership of (i) 101,400 shares of Common Stock (including 100,000 shares issuable upon exercise of immediately exercisable options); and (ii) 10,000 shares of Class B Common Stock. The Previous Statement is hereby amended as provided herein.


Item 1 Security and Issuer

         This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is One Penn Square, 30 South 15th Street, Philadelphia, Pennsylvania 19102.

Item 2 Identity and Background

         (a)  The person filing this Statement is Kenneth L. Tepper.

         (b-c) Mr. Tepper's business address is 30 South 15th Street, Philadelphia, Pennsylvania 19102. His present principal occupation is President and Chief Executive Officer of the Issuer.

         (d) During the last five years, Mr. Tepper has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Tepper has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Tepper is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

         On September 3, 1997, Mr. Tepper purchased (i) seventeen thousand shares (17,000) of Common Stock from Leonard Sylk, a director of the Issuer, in a privately negotiated transaction at a price of Eight Dollars and Twenty-Five Cents ($8.25) per share for an aggregate purchase price of One Hundred Forty Thousand Two Hundred Fifty Dollars ($140,250.00), and (ii) one hundred (100) shares, in an open market transaction, at a price of Eight Dollars and Twenty-Five Cents ($8.25) per share for an aggregate purchase price of Eight Hundred Twenty-Five Dollars ($825.00) (collectively, the "Shares"). The Shares were purchased using personal funds.

Item 4 Purpose of the Transaction

         Mr. Tepper is the President, Chief Executive Officer and a director of the Issuer. Mr. Tepper purchased the Shares reported herein in order to make an additional substantial equity investment in the Issuer. However, Mr. Tepper reserves the right to dispose of all or a portion of the Shares and/or to continue to hold the Shares for investment purposes.

         In the future, Mr. Tepper may purchase additional shares of Common Stock or may sell shares of Common


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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page 4 of 6 Pages
_______________________________________________________________________________

Stock in the open market, in privately-negotiated transactions, or otherwise. Whether Mr. Tepper, in his individual capacity, purchases or sells any shares of Common Stock in the future, and the amount and timing of any such purchases or sales, if any, will depend on Mr. Tepper's continuing assessment of pertinent factors, including, without limitation, the following: regulatory, legal and other considerations; the availability of shares for purchase at particular price levels; the Issuer's business; other business and investment opportunities available to Mr. Tepper; economic conditions; stock market and money market conditions; the availability and cost of financing; and, other plans and requirements of Mr.
Tepper.

         Independent of the ownership of the Common Stock reported herein, Mr. Tepper, as President and Chief Executive Officer of the Issuer, is in a position which provides him with the ability to manage the Issuer's affairs. Mr. Tepper is also the holder of all of the of Issuer's outstanding Class B Common Stock (the "Class B Shares"). The Class B Shares are convertible into 10% of the issued Common Stock on January 1, 2001. Until converted, holders of the Class B Shares have the right to elect one-third of the Board. Mr. Tepper, as the current holder of the Class B Shares, has no present intention to exercise such right, although he retains his right to do so should circumstances change.

         Except as otherwise described above, Mr. Tepper does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         Based upon Mr. Tepper's position as President and Chief Executive Officer and a director of the Issuer, Mr. Tepper may be limited in his ability to freely buy and sell Common Stock due to certain constraints which result from the provisions of the Securities Exchange Act of 1934, as amended, concerning such issues as insider trading and short-swing profit recapture. Notwithstanding anything else contained herein to the contrary, the ownership of the Common Stock reported herein and/or further purchases of Common Stock by Mr. Tepper, if any, could have the effect of 1) perpetuating present management of the Issuer; and 2) further inhibiting business combinations attempted without the prior approval of the Board, unsolicited takeovers and/or changes in control of the Issuer.

Item 5 Interest in Securities of the Issuer

(a-b) As of September 3, 1997, Mr. Tepper is the beneficial owner of, and has sole dispositive and voting power with respect to, 158,878 shares of Common Stock (including 133,000 shares issuable upon exercise of immediately exercisable options), which shares constitute 18.4% of the issued and outstanding shares of Common Stock (based on (i) 550,696 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, and (ii) giving effect to the issuance of 181,730 shares of Common Stock issued in connection with the Stock Dividend (defined below)). On June 24, 1997, the Board declared a 33% stock dividend ("Stock Dividend") which Stock Dividend was paid on or about July 18, 1997 to shareholders of record as of July 1, 1997. All share amounts reported herein (except for Mr. Tepper's purchases on September 3, 1997) have been accordingly adjusted to reflect the Stock Dividend.

(c) Except for the transactions described in Item 3 above, Mr. Tepper has not effected any transactions in the securities of the Issuer during the past sixty
(60) days.



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CUSIP No. 917289 10-0                                         Page 5 of 6 Pages
_______________________________________________________________________________


(d) No persons, other than Mr. Tepper, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares acquired by Mr. Tepper.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         As described in Item 4 above, as the sole beneficial owner of the Class B Shares, Mr. Tepper has the right to elect one-third of the Board. However, Mr. Tepper has not exercised such right and has no present intention to exercise such right in the future, although he retains his right to do so should circumstances change.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise), except as described above, between Mr. Tepper and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or losses.

Item 7 Material to be Filed as Exhibits

         None.





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CUSIP No. 917289 10-0                                         Page 6 of 6 Pages
_______________________________________________________________________________

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 13, 1997
-----------------
Date                                              /s/ Kenneth L. Tepper
                                                  ---------------------------
                                                  Kenneth L. Tepper